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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Global Crossing Limited
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
G3921A175
(CUSIP Number)
Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,735,000 shares, which constitutes approximately 4.8% of the 36,479,136 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q for the period ended September 30, 2006.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G3921A175

1	NAMES OF REPORTING PERSONS: Richard E. Rainwater

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		1,735,000 (1)(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,735,000 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,735,000 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 2 of 5 Pages

(1)Such shares of the Stock include (a) 1,626,458 shares owned directly by Mr. Rainwater and (b) 108,542 shares owned by The Richard E. Rainwater Charitable Remainder Unitrust No. 2, Richard E. Rainwater, Trustee (the “Trust”).

(2)Mr. Rainwater is the sole trustee of the Trust and in that capacity exercises the power to vote and to dispose of all shares owned by the Trust. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trust.
Page 3 of 5 Pages

          Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends that Schedule 13D Statement dated May 11, 2004, as amended by Amendment No. 1 dated September 20, 2004 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Stock”) of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”). Unless otherwise indicated herein, all defined terms used herein shall have the meaning ascribed to those terms in the Schedule 13D.
Item 1. SECURITY AND ISSUER.
          No material change.
Item 2. IDENTITY AND BACKGROUND.
          No material change.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          No material change.
Item 4. PURPOSE OF TRANSACTION.
          No material change.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
          (a) Because of his direct ownership of 1,626,458 shares of the Stock, and his status as settlor and sole trustee of the Trust, which is the owner of 108,542 shares of the Stock, Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,735,000 shares of the Stock in the aggregate, which constitutes approximately 4.8% of the 36,479,136 shares of the Stock outstanding.
          (b) No material change.
          (c) During the past sixty (60) days, the Reporting Person sold, on January 24, 2007:
(i) an aggregate of 105,598 shares of the Stock in open market transactions on NASDAQ at prices ranging from $24.20 to $24.85 per share; and
(ii) 1,094,402 shares of the Stock at $23.13 per share in a privately negotiated transaction.
          (d) No material change.
          (e) As a result of the transactions described in Item 5(c), the Reporting Person ceased to be the beneficial owner of more than five percent of the Stock on January 24, 2007.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          No material change.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
          No material change.
Page 4 of 5 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2007
/s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact
Page 5 of 5 Pages